Exhibit 18

FEE TABLE FOR

FORM N-14

Calculation of Filing Fee Tables

N-148C

(Form Type)

Morgan Stanley Direct Lending Fund

(Exact Name of Registrant as Specified in Governing Instruments)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation Rule		Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee(1)
Fees to be Paid	Debt	4.500 % Notes due 2027	457	(a)	$425,000,000	—	$425,000,000	0.0000927	$39,397.50
Fees Previously Paid	—	—	—		—	—	—	—	—
	Total Offering Amounts							$425,000,000	$39,397.50
	Total Fees Previously Paid								$0
	Total Fee Offsets								$0
	Net Fee Due								$39,397.50

(1)

Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933 and computed pursuant to Rule 457(a) and 457(f)(2) of the Securities Act of 1933.